UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DEERE & COMPANY

(Exact name of the registrant as specified in its charter)

Delaware	1-4121	36-2382580
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

	One John Deere Place, Moline, Illinois	61265
	(Address of principal executive offices)	(Zip Code)

Edward R. Berk

Corporate Secretary

(309) 765-8000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being filed, and provide the period to which the information in this Form applies:

X	Rule 13p-1 under the Securities Exchange Act (l7 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Rule 13q-1 under the Securities Exchange Act (l7 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02Conflict Minerals Disclosure and Report; Exhibit

A copy of Deere & Company’s Conflict Minerals Report for the year ended December 31, 2024, is provided as Exhibit 1.01 hereto and is publicly available at https://investor.deere.com/governance. Information contained on Deere & Company’s website is not part of, nor incorporated by reference into, this Form SD or the Conflict Minerals Report.

Section 3 – Exhibits

Item 3.01Exhibits

Exhibit 1.01 –	Conflict Minerals Report for the year ended December 31, 2024, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

DEERE & COMPANY

	By:	/s/ Justin R. Rose
Justin R. Rose President, Lifecycle Solutions, Supply Management, and Customer Success

Dated: May 16, 2025